FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: September 30, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            30 September 2004, Holding(s) in Company

Exhibit 99



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of company

     UNILEVER PLC

2.   Name of shareholder having a major interest

     Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Registered Holders/Account Designation - Holding

     Bank of Ireland - 496,074

     BARCLAYS CAPITAL NOMINEES LIMITED - 9,260,637
     BARCLAYS CAPITAL SECURITIES LIMITD - 30,032
     Barclays Trust Co & Others - 111,265
     BARCLAYS TRST CO AS EXEC/ADM - 17,947
     Barclays Trust Co DMC69 - 46,410
     Barclays Trust Co E99 - 892
     Barclays Trust Co EP856 - 535
     Barclays Trust Co R69 - 855,707
     BNP PARIBAS - 203,695
     CHASE NOMINEES LTD/16376 - 1,618,540
     CHASE NOMINEES LTD/20947 - 5,245,894
     CIBC MELLON GLOBAL SECURITIES - 47,555
     Clydesdale Nominees HGB0125/00323496 - 2,975
     Clydesdale Nominees HGB0125/00324190 - 1,175
     Clydesdale Nominees HGB0125/00486590 - 18,826
     Clydesdale Nominees HGB0125/00496994 - 8,929
     Clydesdale Nominees HGB0125/00594414 - 9,000
     Clydesdale Nominees HGB0125/00639191 - 3,036
     Clydesdale Nominees HGB0125/00639213 - 2,107
     Clydesdale Nominees HGB0125/00686050 - 6,000
     Clydesdale Nominees HGB0125/00686408 - 7,000
     Clydesdale Nominees HGB0125/00691517 - 2,500
     Clydesdale Nominees HGB0125/00692963 - 3,991
     Clydesdale Nominees HGB0125/00693196 - 6,429
     Clydesdale Nominees HGB0125/00693846 - 5,064
     Clydesdale Nominees HGB0125/00697205 - 4,464
     Clydesdale Nominees HGB0125/00697213 - 4,465
     Clydesdale Nominees HGB0125/00697710 - 33,000
     Clydesdale Nominees HGB0125/00697728 - 33,000
     Clydesdale Nominees HGB0125/00697736 - 1,925
     Clydesdale Nominees HGB0125/03100012 - 1,247
     Clydesdale Nominees HGB0125/03102090 - 2,400
     Clydesdale Nominees HGB0125/03102406 - 740
     Clydesdale Nominees HGB0125/07001065 - 1,375
     Clydesdale Nominees HGB0225/00436843 - 725
     Clydesdale Nominees HGB0225/03101540 - 8
     Investors Bank and Trust Co. - 32,987
     Investors Bank and Trust Co. - 35,264
     Investors Bank and Trust Co. - 941,267
     Investors Bank and Trust Co. - 838,306
     Investors Bank and Trust Co. - 3,930,657
     Investors Bank and Trust Co. - 32,173
     Investors Bank and Trust Co. - 3,188,705
     Investors Bank and Trust Co. - 797,451
     Investors Bank and Trust Co. - 662,446
     Investors Bank and Trust Co. - 13,244,104
     Investors Bank and Trust Co. - 656,270
     Investors Bank and Trust Co. - 3,427,569
     Investors Bank and Trust Co. - 448,979
     Investors Bank and Trust Co. - 31,563
     Investors Bank and Trust Co. - 76,510
     JP MORGAN (BGI CUSTODY)/16331 - 698,632
     JP MORGAN (BGI CUSTODY)/16338 - 189,030
     JP MORGAN (BGI CUSTODY)/16341 - 411,569
     JP MORGAN (BGI CUSTODY)/16341 - 1,966,225
     JP MORGAN (BGI CUSTODY)/16342 - 354,781
     JP MORGAN (BGI CUSTODY)/16344 - 140,319
     JP MORGAN (BGI CUSTODY)/16345 - 220,743
     JP MORGAN (BGI CUSTODY)/16400 - 26,402,772
     JP MORGAN (BGI CUSTODY)/17011 - 48,462
     JP MORGAN (BGI CUSTODY)/18408 - 166,988
     JPMORGAN CHASE BANK - 83,535
     JPMORGAN CHASE BANK - 310,800
     JPMORGAN CHASE BANK - 421,418
     JPMorgan Chase Bank- 73,861
     JPMorgan Chase Bank- 65,219
     JPMorgan Chase Bank - 29,387
     JPMorgan Chase Bank - 115,729
     JPMorgan Chase Bank - 22,892
     JPMorgan Chase Bank - 296,097
     JPMorgan Chase Bank - 331,817
     JPMorgan Chase Bank - 337,455
     JPMorgan Chase Bank - 1,361,234
     JPMorgan Chase Bank - 16,257
     JPMorgan Chase Bank - 37,733
     JPMorgan Chase Bank - 26,933
     JPMorgan Chase Bank - 36,089
     JPMorgan Chase Bank - 68,033
     JPMorgan Chase Bank - 153,531
     JPMorgan Chase Bank - 161,668
     JPMorgan Chase Bank - 27,102
     JPMorgan Chase Bank - 199,694
     JPMorgan Chase Bank - 133,501
     Master Trust Bank/BNNP06IE - 47,095
     Mellon Trust - Boston & SF - 462,383
     MELLON TRUST OF NEW ENGLAND - 319,476
     Mitsubishi Trust International - 29,252
     Mitsubishi Trust International - 16,152
     NORTHERN TRUST BANK - BGI SEPA - 270,416
     NORTHERN TRUST BANK - BGI SEPA - 188,106
     NORTHERN TRUST BANK - BGI SEPA - 44,487
     R C Greig Nominees Limited a/c/BL1 - 735,563
     R C Greig Nominees Limited a/c/CM1 - 258,625
     R C Greig Nominees Limited GP1/GP1 - 1,188,939
     R C Greig Nominees Limited SA1/SA1 - 383,765
     State Street - 44,587
     State Street - 8,789
     STATE STREET BOSTON - 238,778
     STATE STREET BOSTON - 2,597,803
     Sumitomo TB - 20,241
     Swan Nominees Limited - 5,076
     Swan Nominees Limited - 1,846
     Zeban Nominees Limited - 303,790
     Total - 88,514,490

5.   Number of shares / amount of stock acquired

     N/A

6.   Percentage of issued class

     N/A

7.   Number of shares / amount of stock disposed

     N/A

8.   Percentage of issued class

     N/A

9.   Class of security

     ORDINARY SHARES OF 1.4P EACH

10.  Date of transaction

     24 SEPTEMBER 2004

11.  Date company informed

     29 SEPTEMBER 2004

12.  Total holding following this notification

     88,514,490

13.  Total percentage holding of issued class following this notification

     3.04%

14.  Any additional information



15.  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY


     Date of notification

     30 SEPTEMBER 2004